Exhibit 2(b)

Consolidated Balance Sheets

As at December 31
(Thousands of Canadian Dollars)	Notes	2003	2002	2001
ASSETS
Current assets
Cash and short term deposits		$52,075	$58,687	$134,568
Accounts receivable		41,817	58,808	67,588
Income taxes recoverable		1,641	4,878	—
Inventories	4	38,791	42,915	29,426
Future income taxes	14	6,779	—	—

		141,103	165,288	231,582

Property, plant and equipment	5	145,030	151,778	95,026
Property held for sale	6	8,437
Investment	7	7,830	10,324	10,293
Goodwill	2	7,504	4,170	—
Intangible and other assets	8	15,191	16,875	10,824

		183,992	183,147	116,143

		$325,095	$348,435	$347,725

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$34,013	$26,220	$28,917
Income taxes payable		—	—	588
Current portion of long term debt	9	63,448	—	—

		97,461	26,220	29,505

Long term debt	9	3,770	72,833	73,811
Future income taxes	14	2,346	8,608	7,342

		6,116	81,441	81,153

		103,577	107,661	110,658

Contingencies	10
SHAREHOLDER’S EQUITY
Share capital	11	155,237	151,826	146,983
Contributed surplus		1,711	—	—
Retained earnings		64,570	88,948	90,084

		221,518	240,774	237,067

		$325,095	$348,435	$347,725

     Signed on behalf of the Board of Directors

(signed) “Robert M. Tessari”	(signed) “William S. Rice”

Robert M. Tessari	William S. Rice
Director	Director

Consolidated Statements of Income and Retained Earnings

For the Years Ended December 31
(Thousands of Canadian Dollars except per share information)
	Notes	2003	2002	2001
Sales		$185,663	$152,413	$207,955
Cost of Sales		122,271	93,713	120,041

Gross Profit		63,392	58,700	87,914

Expenses
Product development		9,893	11,757	10,231
Selling, general and administrative		34,854	33,649	31,047
Depreciation and amortization		16,862	12,077	12,568
Financial expense	12	8,930	2,698	2,178

		70,539	60,181	56,022

Earnings (loss) before restructuring charges and other exceptional items, income taxes and discontinued operations		(7,147)	(1,481)	31,892
Restructuring charges and other exceptional items	13	(28,080)	—	15,190

Earnings (loss) before income taxes and discontinued operations		(35,227)	(1,481)	47,082

Income taxes
Current		2,193	(2,735)	12,582
Future		(13,042)	2,390	2,676

	14	(10,849)	(1,136)	15,258

Net earnings (loss) from continuing operations		(24,378)	(1,136)	31,824
Net earnings (loss) from discontinued operations	15	—	—	3,738

Net earnings (loss) for the year		(24,378)	(1,136)	35,562
Retained earnings, beginning of year		88,948	90,084	54,522

Retained earnings, end of year		$64,570	$88,948	$90,084

Earnings (loss) per share
Basic
Continuing operations		$(0.71)	$(0.03)	$0.95
Discontinued operations		$—	$—	$0.11
Net earnings		$(0.71)	$(0.03)	$1.06
Weighted average number of shares		34,542,532	34,185,631	33,611,950
Diluted
Continuing operations		$(0.71)	$(0.03)	$0.93
Discontinued operations		$—	$—	$0.11
Net earnings		$(0.71)	$(0.03)	$1.04

For the Years Ended December 31
(Thousands of Canadian Dollars except per share information)
Notes	2003	2002	2001
Weighted average number of shares	34,542,532	34,185,631	34,189,786

Consolidated Statements of Cash Flows

For the Years Ended December 31 (Thousands of Canadian Dollars except per share information)
	Notes	2002	2001	2000
OPERATING ACTIVITIES
Net earnings (loss) from continuing operations for the year		$(24,378)	$(1,136)	$31,824
Adjusted for items not requiring an outlay of cash
Stock compensation expense		1,711	—	—
Future income taxes		(13,042)	2,390	2,676
Impairment losses		5,430	—	—
Depreciation and amortization		16,862	12,077	12,568
Gain on sale of property, plant and equipment		—	—	(15,190)
Amortization of financial items		99	101	103
Equity in earnings of affiliate	7	(364)	(31)	(762)
Amortization of deferred maintenance costs	8	2,105	368	—
Unrealized foreign exchange (gains) losses		(4,522)	(283)	3,105

		(16,099)	13,486	34,324
Changes in non-cash balances affecting operations	16	28,811	(17,440)	(6,771)
Expenditures on deferred maintenance costs		—	(2,473)	—
Cash from (used in) discontinued operations		—	—	(1,169)

		12,712	(6,427)	26,384

INVESTING ACTIVITIES
Additions to property, plant and equipment		(24,024)	(57,600)	(26,953)
Proceeds on sale of property, plant and equipment		5,211	275	49,477
Purchase of Bo Gray assets	2	(3,334)	(16,790)	—
Intangible and other assets:
-payments		(2,536)	(5,704)	(1,765)
-receipts		—	317	668

		(24,683)	(79,502)	21,427
Increase (decrease) in accounts payable from:
Additions to property, plant and equipment
Purchase of Bo Gray assets		—	5,653	(2,477)
		3,334	—	—

		(21,349)	(73,849)	18,950
Proceeds on sale of discontinued operations	15	—	—	18,422

		(21,349)	(73,849)	37,372

For the Years Ended December 31 (Thousands of Canadian Dollars except per share information)
	Notes	2002	2001	2000
FINANCING ACTIVITIES
Proceeds from long term debt		7,947	—	—
Repayments of long term debt		(430)	—	—
Issue of share capital	11	3,411	4,843	12,979

		10,928	4,843	12,979

Effect of unrealized foreign exchange gains (losses) on cash balances		(8,903)	(448)	1,257

Increase (decrease) in cash and cash equivalents		(6,612)	(75,881)	77,992
Net Cash and Cash Equivalents, beginning of year		58,687	134,568	56,576

Net Cash and Cash Equivalents, end of year		$52,075	$58,687	$134,568

Cash is comprised of:
Bank balances		$21,244	$11,367	$15,127
Money market instruments		30,831	47,320	119,441

		$52,075	$58,687	$134,568

Notes to the Consolidated Financial Statements

For the Years Ended December 31
(Thousands of Canadian Dollars except per share information)
Tesco Corporation provides a range of products and services to reduce the cost of drilling for oil and gas. The Corporation conducts its business in many oil producing regions around the world.

1.	ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. The preparation of these financial statements requires management to make estimates as to the eventual financial consequences of many of the transactions and business activities of the Corporation. Management makes these estimates based on its judgment of the likely outcome of future events; there is a risk that the actual outcome will be different than expected and that such differences will have a material financial effect on future reported results.

Significant specific accounting policies applied by the Corporation are:

(a)	Consolidation

The consolidated financial statements include the accounts of the Corporation and its domestic and foreign subsidiaries, all of which are wholly owned.

(b)	Foreign currency translation

The Corporation’s foreign operations are considered to be fully integrated and all amounts in foreign currencies have been translated to Canadian dollars on the following basis:

•	monetary assets and liabilities, at the exchange rate prevailing at year end;

•	nonmonetary assets and liabilities at historic rates of exchange;

•	revenues and expenses (excluding depreciation and amortization which are translated at the same rate as the related assets), at the average rate of exchange for the period.

Resulting foreign exchange translation gains and losses, including those arising from other transactions denominated in foreign currencies, are included in the statement of earnings.

(c)	Revenues

Revenue from services, including the provision of the Corporation’s drilling equipment, is recognized as the services are rendered based upon agreed daily, hourly or job rates. Revenue from the sale of products, other than equipment built pursuant to specialized manufacturing contracts, is recognized when the product is delivered to the customer with no right of return. Revenue from the sale of equipment built pursuant to specialized manufacturing contracts is recognized over the term of the contract by applying the percentage of completion method using measurements of progress towards completion appropriate for the work performed. Anticipated losses on such contracts are provided for in full when any such loss is identified.

The Corporation provides product warranties on equipment sold pursuant to manufacturing contracts and makes provision for the anticipated cost of these warranties through cost of sales; this warranty provision is reviewed periodically to assess its adequacy in the light of actual warranty costs incurred.

(d)	Cash

Cash includes investments in highly liquid money market instruments, which are readily convertible to known amounts of cash, subject to insignificant risk of changes in value and held to meet operating requirements.

(e)	Inventories

Inventories are valued at the lower of cost and net realizable value. Cost includes materials, direct labour and applicable factory overhead computed on a first-in, first-out basis.

(f)	Property, plant and equipment

The Corporation’s drilling equipment maintained for the provision of drilling services to customers is included as drilling equipment in property, plant and equipment. The sale of such equipment results in its net book value being expensed as cost of sales.

(g)	Depreciation and amortization

Depreciation and amortization of property, plant and equipment and intangible assets is computed on the following basis:

Asset Category	Description	Method	Rate
Land, buildings and leaseholds	Land Buildings Wellsite training centre Leasehold improvements	None Straight line Straight line Straight line	— 20 years 10 years Lease term

Drilling equipment	Major equipment Support equipment	Usage Declining balance	1,650 – 3,650 days 40%

Manufacturing equipment		Declining balance	20%

Asset Category	Description	Method	Rate
Office and other	Computer hardware and software Furniture, equipment and vehicles	Straight line Declining balance	3 – 5 years 20% – 30%

Technology and development costs		Straight line	12 years

The estimated residual value of all capital assets is immaterial.

(h)	Investment

Investments are accounted for at cost, except where the Corporation has significant influence over the strategic business decisions of the investee, in which case the investment is accounted for using the equity method. Provision is made for any decline in the carrying value of an investment that is considered to be other than temporary.

(i)	Goodwill

Goodwill, which represents the value of businesses acquired by the Corporation in excess of the fair market value of all of the identifiable tangible and intangible net assets of the acquired businesses at the time of their acquisition, is considered to have an indefinite life and is carried at the lower of cost and fair value. Annually, on the anniversary of the acquisition date, management assesses the fair value of goodwill. Any resulting impairment loss is charged to income and disclosed separately in the statement of income.

(j)	Product development

The Corporation expenses product development costs, other than the costs of product development for specific applications the recovery of which, in the opinion of management, can be reasonably assured given existing and anticipated future industry conditions. Such costs are capitalized as technology and development costs and amortized over the expected useful life of the asset. Payments received from third parties, including payments for the use of equipment prototypes, during the research or development process are credited to the related costs. Product development costs that are capitalized are assessed periodically by reference to anticipated future undiscounted cash flows to determine if the carrying value is still appropriate.

(k)	Income taxes

The Corporation recognizes future income tax assets and liabilities in respect of the estimated tax consequences attributable to differences between amounts reported in the financial statements and the tax bases of these amounts using enacted or substantively enacted tax rates that are expected to apply when the differences are anticipated to reverse. The effect of a change in tax rates on future income tax assets or liabilities is recognized in the period that the change occurs.

(l)	Stock-based compensation

Commencing in 2003, the Corporation recognizes a compensation expense in respect of stock options granted under the Corporation’s Stock Option Plan described in Note 11. The expense is equal to the estimated fair value of the option at its grant date and is amortized over the vesting period of the option. The compensation expense recognized in income is adjusted for options that are forfeited prior to vesting at the time of forfeiture. Compensation expense is initially credited to contributed surplus and transferred to share capital when the option is exercised. No compensation expense is recognized in respect of stock options granted prior to January 1, 2003. Consideration received on the exercise of stock options is credited to share capital.

(m)	Per share information

Per share information is computed using the weighted average number of common shares outstanding during the year. Diluted per share information is calculated using the treasury stock method. The treasury stock method assumes that any proceeds obtained upon exercise of in the money options would be used to purchase common shares at the average market price during the period. No adjustment to diluted earnings per share is made if the result of this calculation is anti dilutive.

2.	ACQUISITION

Effective November 1, 2002, the Corporation acquired all of the assets and ongoing business of Bo Gray Casing and A&M Tubular Maintenance (“Bo Gray”). Bo Gray is a casing and tubular running company operating in east Texas and northern Louisiana. The assets and operations of Bo Gray are included in the Wellsite Services Division of the Corporation. No cash or cash equivalents were acquired. These financial statements include the results of operations for Bo Gray from November 1, 2002. The assets acquired and consideration given up were as follows:

Assets acquired:
Working capital	$2,193
Property, plant and equipment	10,427
Goodwill
– arising on date of acquisition	4,170
– arising from deferred purchase consideration	3,334

$20,124

Consideration:
Cash paid	16,790
Payable in respect of deferred purchase amount	3,334

$20,124

In addition to the cash consideration paid at the time of acquisition, the vendors are entitled to receive a maximum of a further U.S. $5.5 million payable in cash from future operating cash flows of the acquired business until October 31, 2005 (of which US$2,488 is due in respect of the year ended October 31, 2003 and is payable by January 29, 2004). Any additional payments will be added to the cost of the acquisition and allocated to goodwill. All of the goodwill acquired as a result of this acquisition is depreciable for income tax purposes.

3.	FINANCIAL INSTRUMENTS

The carrying value of cash, investments in short-term commercial paper and other money market instruments, accounts receivable, accounts payable and accrued liabilities approximates their fair value due to the relatively short-term period to maturity of the instruments.

The Corporation has made deposits and has certain receivables that are not refundable or due within one year. Management has reviewed these items, which are included in Intangible and Other Assets (Note 8), by reference to their terms, including rates of interest earned, and determined that their fair value is not materially different than their carrying value.

The fair value of the Corporation’s long-term debt depends primarily on current market interest rates for debt issued with similar maturities by companies with risk profiles similar to the Corporation’s. The fair value of the Corporation’s long term debt at December 31, 2003 is $70,931 (2002 — $77,230, 2001 — $77,559).

The Corporation’s accounts receivable are principally with major international and state oil and gas service and exploration and production companies and are subject to normal industry credit risks.

From time to time, derivative financial instruments are utilized by the Corporation in the management of its foreign currency and interest rate exposures. The Corporation does not use derivative financial instruments for trading or speculative purposes and accounts for all such instruments using the fair value method. Currency exchange exposures on foreign currency denominated balances and anticipated cash flows are managed by foreign exchange forward contracts when it is deemed appropriate. Exposures arising from changes in prevailing levels of interest rates relative to the contractual rates on the Corporation’s debt are managed by entering into interest rate swap agreements when it is deemed appropriate. The fair value of derivative financial instruments to which the Corporation is a party is recorded on the balance sheet and disclosed separately. All gains and losses, both realized and unrealized, are recorded in income as they arise and are included in Other Financial Items (Note 12). The Corporation was not a party to any derivative financial instruments at December 31, 2003, 2002 or 2001.

4.	INVENTORIES

	2003	2002	2001
Drilling equipment held for sale	$—	$673	$—
Manufacturing work in progress	9,460	11,278	4,915
Components for manufacturing and field service	29,331	30,964	24,511

	$38,791	$42,915	$29,426

5.	PROPERTY, PLANT AND EQUIPMENT

		Accumulated
		Depreciation	Net Book
At December 31, 2003	Cost	and Amortization	Value
Land, buildings and leaseholds	12,419	3,890	8,529
Wellsite training centre	7,208	881	6,327
Drilling equipment	154,745	43,118	111,627
Work in progress	2,331	—	2,331
Manufacturing equipment	10,871	3,485	7,386
Office and other	17,144	8,314	8,830

	$204,718	$59,688	$145,030

		Accumulated
		Depreciation	Net Book
At December 31, 2002	Cost	and Amortization	Value
Land, buildings and leaseholds	$19,170	$2,984	$16,186
Wellsite training centre	7,174	163	7,011
Drilling equipment	144,610	35,169	109,441
Work in progress	10,141	—	10,141
Manufacturing equipment	5,398	2,383	3,015
Office and other	12,744	6,760	5,984

	$199,237	$47,459	$151,778

		Accumulated
		Depreciation	Net Book
At December 31, 2001	Cost	and Amortization	Value
Land, buildings and leaseholds	$8,187	$1,652	$6,535
Drilling equipment	107,183	27,860	79,323
Work in progress	2,384	—	2,384
Manufacturing equipment	5,205	2,176	3,029
Office and other	8,576	4,821	3,755

	$131,535	$36,509	$95,026

Manufacturing equipment includes $5,074 (2002 and 2001: nil) of cost and $409 (2002 and 2001: nil) of accumulated depreciation relating to assets acquired under capital leases.

Drilling equipment includes related manufacturing costs and overhead. Work in progress, which relates to drilling equipment under construction, is not depreciated. The net book value of drilling equipment included in cost of sales for the year is $2,816 (2002 — $Nil, 2001 — $ Nil).

6.	PROPERTY HELD FOR SALE

During the year ended December 31, 2003, the Corporation listed for sale land that it had purchased to construct an integrated manufacturing and corporate facility in Calgary. Management has evaluated the fair value of this land based on existing conditional sales contracts and offers to purchase parcels of the land and advice from real estate sales agents as to current sales prices for comparable land. Based on this evaluation, the Corporation has written down the carrying value of the land by $2,614 to its estimated net realizable value of $8,437. This expense is included in the consolidated income statement as part of restructuring charges and other exceptional items (Note 13).

7.	INVESTMENT

The Corporation owns 5.4 million common shares of Drillers Technology Corp. (“DTC”), which had a market value at December 31, 2003 of $6,480. This investment was accounted for using the equity method until May 2003 when, as a result of a refinancing of DTC, the Corporation ceased to exercise significant influence over the strategic management and operating decisions of DTC. Included in the carrying value of the Corporation’s investment in DTC at December 31, 2003 is $1,578 of equity in DTC’s earnings (2002: $1,214; 2001: $1,183). At December 31, 2003, the Corporation recorded an impairment provision against the carrying amount of this investment, which is included as part of restructuring charges and other exceptional items (Note 13).

DTC is a drilling contractor and the Corporation has had and continues to have business transactions with DTC, both as a vendor and a customer, on normal commercial terms. The following amounts are included in the consolidated financial statements (after eliminating inter-company profits) in respect of these transactions for the period during which the Corporation exercised significant influence over DTC’s strategic business decisions:

	2003	2002	2001
Revenues	$2,050	$916	$2,828
Cost of sales	234	1,341	2,894
Product development expense	—	2,013	1,843
Accounts receivable	—	733	26
Accounts payable	—	—	999

8.	INTANGIBLE AND OTHER ASSETS

	2003	2002	2001
Technology and development costs	$13,165	$13,165	$13,126
Less: accumulated amortization	4,810	3,713	2,635

	8,355	9,452	10,491

Deferred maintenance costs	—	2,473	—
Less: accumulated amortization	—	368	—

	—	2,105	—

Deposits, notes and other non-current receivables	6,836	5,318	1,970
Less: current portion	—	—	1,637

	6,836	5,318	333

	$15,191	$16,875	$10,824

In 2002, the Corporation commenced a program of scheduled, periodic maintenance for its drilling equipment. Costs incurred under this program were deferred and amortized over the period until the next scheduled maintenance. As a result of a change in Canadian generally accepted accounting principles, the deferral and amortization of these costs is no longer an acceptable accounting practice. The Corporation has adopted this change prospectively in 2003 and has written off the balance of deferred maintenance costs, net of accumulated amortization, at December 31, 2002. This expense of $2,105 has been included in restructuring charges and other exceptional items (Note 13).

9.	LONG TERM DEBT

(a)	Components of long term debt are:

	2003	2002	2001
U.S. $46,500 unsecured Senior Notes due on October 15, 2004 with interest at
7.59% payable semi-annually	$60,097	$73,005	$74,084
Less — deferred financing costs	(73)	(172)	(273)

	$60,024	$72,833	$73,811
U.S. $3,760 lease obligation payable in equal monthly instalments of U.S. $58 including interest at 4.59% secured by machinery and equipment with a net book value at December 31, 2003 of $4,665	4,492
U.S. $2,125 demand mortgage payable with agreed monthly installment payments of U.S. $16 including interest at 4.25% secured by land and buildings with a net book value at December 31, 2003 of $5,868	2,702

	2003	2002	2001
	67,218
Less — current portion	63,448

	$3,770	$72,833	$73,811

(b)	The Corporation has an unsecured credit facility with its primary Canadian bank that provides a maximum loan, repayable on demand, of $15,000. Interest on amounts drawn under the facility is at the bank’s prime rate. At December 31, 2003, 2002 and 2001, no amounts were drawn under the facility. From time to time, the Corporation is required to provide letters of credit in connection with the importation of its equipment to foreign countries and to secure its performance on certain contracts (Note 10(b)). When drawn on its primary Canadian bank, these letters of credit reduce the amount available to be drawn against the unsecured line of credit. At December 31, 2003, the Corporation had letters of credit outstanding drawn on its primary Canadian bank of $1,582. The Corporation also has an unsecured letter of credit facility of U.S. $3,000 with a second Canadian bank. At December 31, 2003, the Corporation had letters of credit outstanding drawn against this facility of U.S. $755.

10.	CONTINGENCIES

(a)	The Corporation has been advised by the Mexican tax authorities that they believe significant expenses incurred by Tesco’s Mexican operations, commencing in 1996, are not deductible for Mexican tax purposes. The Mexican tax authorities have issued formal reassessments in respect of the 1996 to 1999 fiscal year tax filings claiming additional taxes of Mexican Pesos 7.5 million in respect of 1996, Mexican Pesos 7.8 million in respect of 1997, Mexican Pesos 10.8 million in respect of 1998 and Mexican Pesos 9.1 million in respect of 1999. These reassessed amounts are subject to interest, penalties and adjustment for inflation in the event that they become payable; management’s estimate of the Corporation’s total exposure at December 31, 2003 in respect of these reassessments is approximately $17.3 million. The Corporation has lodged formal appeals of all of the reassessments in the Mexican Tax Court, which decided 1997 in favour of the Corporation but upheld the reassessment for 1996; both of these decisions are being appealed further. No decision has yet been issued with respect to 1998 and 1999. The reassessed amount in respect of 1996 together with interest and penalties, which approximates $4,300, has been paid by the Corporation and is included as a long term receivable in Intangible and Other Assets. The Corporation has pledged certain drilling equipment in respect of the reassessed amounts for the years 1997 to 1999. Management, in consultation with its Mexican tax advisors, continues to believe that the basis for the reassessments for 1996 to 1999 is incorrect but expects that a final determination of the matter by the Mexican courts will not be achieved until mid-2005 at the earliest. Should the Corporation be unsuccessful in overturning the reassessments, the amount paid in respect of 1996 together with amounts as yet unpaid in respect of subsequent years will be recorded as a charge against earnings, offset to some extent by the ability to claim additional foreign tax credits against Canadian taxes.

(b)	The Corporation is contingently liable under letters of credit and similar instruments that it is required to provide from time to time in connection with the importation of equipment to foreign countries and to secure its performance on certain contracts. At December 31, 2003 the total exposure to the Corporation under outstanding letters of credit and similar instruments was $8,023, including $2,558 issued under the bank credit facilities described in Note 9(b).

(c)	The Corporation, in the normal course of its business, is subject to legal proceedings brought against it and its subsidiaries. The amount of loss the Corporation may suffer as a result of these proceedings is not reasonably estimable until settlement is reached or judgment obtained. Management does not believe that any such proceedings currently underway against the Corporation, either individually or in the aggregate, will have a material adverse effect on the Corporation’s consolidated financial position or results of operations.

11.	SHARE CAPITAL

(a)	Authorized

•	Unlimited common shares without par value

•	Unlimited first preferred shares issuable in series

•	Unlimited second preferred shares issuable in series

(b)	Issued common shares

	Number of shares	Amount
Balance — December 31, 2000	32,735,964	$134,004
Issued for cash on exercise of options	1,155,967	12,979

Balance — December 31, 2001	33,891,931	146,983
Issued for cash on exercise of options	450,865	4,843

	Number of shares	Amount
Balance — December 31, 2002	34,342,796	151,826
Issued for cash on exercise of options	363,334	3,411

Balance — December 31, 2003	34,706,130	$155,237

(c)	Stock options

The Corporation has a stock option plan for officers, directors, employees and consultants. Options are exercisable at the market price of the shares on the grant date, vest in equal portions at the end of the first, second and third years and must expire no later than five years from the date of grant. Options outstanding and changes during the years ended December 31, 2003, 2002 and 2001 are:

	2003		2002		2001
		Weighted-		Weighted-		Weighted-
		average		average		average
		exercise		exercise		exercise
	Shares	price	Shares	price	Shares	price
Outstanding — beginning of period	2,038,202	$14.30	2,123,967	$12.51	2,787,534	$10.58
Granted	675,000	$14.40	525,000	$19.35	705,000	$17.71
Exercised	(363,334)	$9.39	(450,865)	$10.74	(1,155,967)	$11.22
Expired	(252,168)	$16.77	(159,900)	$16.87	(212,600)	$11.37

Outstanding — end of period	2,097,700	$14.88	2,038,202	$14.30	2,123,967	$12.51

Exercisable — end of period	1,053,800	$13.71	858,795	$11.64	861,261	$11.21

At December 31, 2003, the Corporation had 1,698,013 options available for future issue.

Anti-dilutive options excluded from the calculation of diluted earnings per share were 2,097,700 (2002 — 2,038,202, 2001 — 1,284,900).

Details of the exercise prices and expiry dates of options outstanding at December 31, 2003 are as follows:

		Weighted-	Weighted-		Weighted-
	Options	average	average	Vested	average
Exercise Price	Outstanding	years to expiry	exercise price	options	exercise price
$7.00 – 10.50	455,750	1.1	$8.29	455,750	$8.29
$10.50 – 15.75	683,300	4.1	$14.28	68,400	$13.77
$15.75 – 19.35	958,650	2.7	$18.57	529,650	$18.36

Details of options granted since January 1, 2002 and their fair values, determined using the Black Scholes option pricing model, are as follows:

			Time to
	Options	Exercise	exercise	Risk free		Fair value
Date of grant	granted	Price	(years)	interest rate	Volatility	( $000 )
March 14/02	525,000	$19.35	4	4.83%	71%	5,770
March 26/03	100,000	$14.40	4	4.47%	58%	707
May 15/03	540,000	$14.42	4	4.02%	58%	3,785
May 20/03	25,000	$12.95	4	3.85%	58%	157
August 8/03	10,000	$12.95	4	3.82%	56%	60

The Corporation does not anticipate paying any dividends during the expected life of these options. The weighted average fair value of options granted during the year was $6.98 (2002: $10.99).

The Corporation has not recognized any compensation expense in respect of options granted prior to January 1, 2003. If the Corporation had applied the fair value method of accounting for stock-based compensation for options granted in 2002, the pro forma effect of applying this method of accounting would be to increase the loss for the year by $1,247 (2002: $2,867) to $0.75 per diluted share (2002: $0.11 per diluted share).

12.	FINANCIAL EXPENSE

Items comprising net financial expense are:

	2003	2002	2001
Interest income	$(630)	$(2,473)	$(4,523)
Interest expense	5,259	5,606	5,577
Stock compensation expense	1,711	—	—
Foreign exchange loss	3,048	1,135	962
Equity in earnings of affiliate	(364)	(31)	(762)
Other financial items	(94)	(1,539)	922

	$8,930	$2,698	$2,176

Interest expense includes $5,267 (2002 — $5,493, 2001 — $5,568) in respect of debt initially incurred for a period exceeding one year.

Other financial items include income of $1,071 in respect of an interest rate swap arrangement entered into and closed out during 2002.

13.	RESTRUCTURING CHARGES AND OTHER EXCEPTIONAL ITEMS

During the year, the Corporation undertook a review of its cost structure and resource base in the context of current and anticipated business conditions. As a result of this review, actions have been taken or committed to that resulted in the Corporation recording substantial charges against earnings for the year that are non-recurring and do not typify normal business activities of the Corporation. These charges are:

Workforce reduction. Approximately 10% of the Corporation’s work force was laid off on June 25; a further lay off occurred in November. Full provision has been made for the costs associated with this personnel reduction. In addition, the Corporation committed to closing its administrative office in Pau, France. Full provision has been made for severance for employees of this office and the cost of terminating office lease arrangements.	3,217

Loss on disposal of Calgary land. The Corporation’s decision to pursue the opportunity to acquire a fully equipped machine shop in Calgary resulted in management shelving plans to construct a new, consolidated facility. A provision was taken in June for the difference between the expected realization from the sale of the land acquired for this new facility and the accumulated acquisition and facility design costs; a further provision was taken in December to reflect management’s revised estimate of this expected realization, net of costs, from sale of the land based on conditional sales in place at year end and offers received subsequent to year end covering portions of the land.
2,614

Write down of inventories. Based on its review of inventory and in light of current business conditions, the Corporation identified obsolete components as well as items where its inventory levels are higher than required to support existing products and current manufacturing activity. Management has written down this inventory to its estimate of net realizable value.	9,422

$15,253

At December 31, 2003, the Corporation’s balance sheet included:

•	liabilities in respect of severance and closure costs of $313;

•	an impairment provision deducted from the carrying value of property held for sale of $2,614; and

•	a provision deducted from the carrying value of inventory of $6,248; in connection with the restructuring charges taken during the year.

In addition to these items, the Corporation’s results for the year ended December 31, 2003 include other substantial expenses arising from events associated with the continuing activities of the business that are unusual:

Bankruptcy of major customer. As described in Note 9(b) to the December 31, 2002 financial statements, the Corporation was owed $3,879 from the sale of drilling equipment to a US customer. This customer was petitioned into bankruptcy in May 2003 and management believes it is unlikely that the Corporation will recover the full amount it is owed.	2,978

Retrofit electric top drive. The corporation has identified a technical problem with the motor drive systems used in some models of its electric top drive. The Corporation has and will continue to incur costs to install the retrofit required to correct this problem that are in excess of the warranty provision made at the time of the sale.	4,886

Write off deferred maintenance costs. In 2002, the Corporation commenced a program of scheduled, periodic maintenance for its drilling equipment. Costs incurred under this program were deferred and amortized over the period until the next scheduled maintenance. As a result of a change in Canadian generally accepted accounting principles, the deferral and amortization of these costs is no longer an acceptable accounting practice. The Corporation has written off the balance at December 31, 2003 of deferred maintenance costs, net of accumulated amortization.	2,105

Impairment of investment. Based on a persistent deficiency in the quoted market value of the Corporation’s investment in DTC compared to carrying value, management has provided for an impairment in the value of this investment at December 31, 2003.	2,858

$12,827

The total charge of $28,080 has been attributed $2,942 to Wellsite Services Division, $19,435 to Products Division and the balance of $5,703 relates to Corporate activities and assets.

14.	INCOME TAXES

Income tax expense (recovery), which is 30.1% of income (loss) before income tax, varies from the amounts that would be computed by applying the combined federal and Alberta provincial income tax rate of 36.8% (2002 — 39.3%; 2001 — 42.1%) due to the following factors:

	2003	2002	2001
Income (loss) from continuing operations before income taxes	$(35,227)	$(1,481)	$47,082

Expected income tax expense (recovery)	$(12,964)	$(581)	$19,822
Reduction of expected income tax expense (recovery) as a result of:
Large corporation tax	290	252	390
Non-deductible expenses (including stock compensation expense)	979	183	131
Non-taxable portion of capital gains and losses	(1,322)	—	(3,556)
Effect of changes in expected tax rates in computing future taxes	682	497	(1,461)
Tax rates applied to earnings not attributed to Alberta	1,486	(696)	(68)

Income tax expense (recovery) for the year	$(10,849)	$(345)	$15,258

The Corporation has provided for future taxes on the anticipated reversal of differences between the values at which assets and liabilities are recorded in the consolidated financial statements and their values for tax filing purposes. $19,249 of these differences relate to provisions recorded in the consolidated financial statements that are expected to be deductible for income taxes purposes in

2004; the tax recovery associated with these provisions of $6,779 is reflected in current assets. The balance of the differences, substantially all of which relate to the Corporation’s capital assets, total $47,357 (2002 — $42,646, 2001 — $36,416) on which future taxes of $14,630 (2002 — $15,079, 2001 — $13,924) have been provided. The Corporation has also recognized a future tax benefit of $12,284 (2002 — $5,355, 2001 — $426) on the carry forward of non-capital losses of $45,990 (2002 — $18,712, 2001 — $1,250). These losses may be carried forward and applied to reduce future taxable income for seven years. No provision is made for taxes that may be payable on the repatriation of accumulated earnings in foreign subsidiaries on the basis that these earnings will continue to be used to finance the activities of these subsidiaries.

15.	DISCONTINUED OPERATIONS

The activities and financial results of the Corporation’s Completions Division is treated as discontinued operations in these financial statements. The Completions Division was sold in 2001.

Results of discontinued operations for the relevant years are summarized as follows:

2001
Sales	$10,370

Operating income before taxes	$882
Income taxes	360

522

Gain (loss) on sale or closure	4,164
Income taxes (recovery)	948

3,216

Net income (loss) from discontinued operations	$3,738

16.	SUPPLEMENTARY CASH FLOW INFORMATION

(a)	Components of changes in non-cash balances affecting operations are:

	2003	2002	2001
Decrease (increase) in accounts receivable	$16,991	$11,800	$(12,784)
Decrease (increase) in inventories	4,124	(13,489)	(5,569)
Increase (decrease) in accounts payable and accrued liabilities	4,459	(10,285)	11,405
Decrease (increase) in income taxes recoverable	3,237	(5,466)	177

	$28,811	$(17,440)	$(6,771)

(b)	Cash payments in respect of:

	2003	2002	2001
Interest	$5,267	$4,422	$5,324
Income taxes	5,233	$8,702	$13,458

(c)	Cash receipts in respect of:

	2003	2002	2001
Interest	$676	$2,642	$4,348
Income taxes	6,439	$2,637	$1,097

17.	COMMITMENTS

The Corporation has non-cancelable operating lease commitments as follows:

	Manufacturing and
	operations facilities	Equipment
2004	1,367	210
2005	667	74
2006	75	13
2007	—	—
2008	—	—
Thereafter	—	—

18.	SEGMENT INFORMATION

The Corporation’s operations are principally in the manufacturing and oil and gas service sectors. The Corporation has two operating divisions that provide different products and services to the Corporation’s customers. The operating divisions are:

•	Products — provides the design, manufacture and sale, including after-sales support, of specialized equipment to the oil and gas and mining industry;

•	Wellsite Services — provides services, including the use of specialized equipment, primarily to oil and gas operators.

Operating divisions report their results of operations to the level of earnings before income taxes. Certain functions, including product development activities and corporate management and administration, are provided centrally from the corporate office; the costs of these functions, together with items comprising the group’s net financial expense and income taxes, are not allocated to operating divisions.

Significant financial information relating to the operating divisions is as follows:

	Year ended December 31, 2003
	Revenues		Depreciation	Earnings
			and	(loss)	Total	Capital
	Internal	Third party	amortization	before taxes	assets	expenditure
Products	39,245	57,841	1,592	8,763	57,047	3,258
Wellsite Services	5,389	127,822	14,169	13,009	206,747	19,705

	$44,634	$185,663	15,761	21,772	263,794	22,963

Intersegment eliminations			(1,272)	1,055	(5,903)	—
Product development			567	(10,460)	6,203	107
Corporate items			1,806	(47,594)	61,001	954

			$16,862	$(35,227)	$325,095	$24,024

	Year ended December 31, 2002
	Revenues		Depreciation	Earnings
			and	(loss)	Total	Capital
	Internal	Third party	amortization	before taxes	assets	expenditure
Products	$47,632	$57,980	$1,139	$9,448	$82,153	$3,894
Wellsite Services	6,291	94,433	8,635	12,849	185,327	35,791

	$53,923	$152,413	9,774	22,297	267,480	39,685

Intersegment eliminations			30	(449)	(4,143)	(419)
Product development			572	(11,707)	8,048	7,263
Corporate items			1,701	(11,622)	77,050	11,071

			$12,077	$(1,481)	$348,435	$57,600

	Year ended December 31, 2001
	Revenues		Depreciation	Earnings
			and	(loss)	Total	Capital
	Internal	Third party	amortization	before taxes	assets	expenditure
Products	$50,702	$57,022	$989	$9,802	$58,658	$1,081
Wellsite Services	1,181	150,933	10,278	62,636	146,964	25,756

	$51,883	$207,955	11,267	72,438	205,622	26,837

Intersegment eliminations			(479)	(2,505)	(8,372)	(5,768)
Product development			348	(10,231)	5,993	3,125
Corporate items			1,432	(8,911)	143,177	1,522

Continuing operations			12,568	50,791	346,420	25,716
Discontinued operations			502	5,046	1,305	1,237

			$13,070	$55,837	$347,725	$26,953

The Corporation’s goodwill of $7,504 (2002 — $4,170, 2001 — $Nil) is included in total assets attributed to the Wellsite Services Division.

The Corporation attributes sales to geographic regions based on the location of the customer. Generally, for service activities, this will be the region in which the service activity occurs and, for equipment sales, this will be the region in which the customer’s purchasing office is located. The Corporation’s sales occurred and property, plant, equipment and goodwill were located in the following areas of the world:

		Property, plant
Year ended December 31, 2003	Sales	equipment and goodwill
Canada	$31,396	$35,011
United States	83,230	73,980
Mexico	29,250	4,917
South America	9,007	16,102
South East Asia	19,242	11,578
Europe, Africa and Middle East	13,538	10,946

		Property, plant
Year ended December 31, 2002	Sales	equipment and goodwill
Canada	$19,271	$52,975
United States	50,528	59,011
Mexico	16,288	5,260
South America	14,799	14,706
South East Asia	28,138	12,120
Europe, Africa and Middle East	23,379	11,886

		Property, plant
Year ended December 31, 2001	Sales	equipment and goodwill
Canada	$46,337	$27,076
United States	86,680	35,393
Mexico	17,951	4,401
South America	25,524	14,430
South East Asia	16,630	9,062
Europe, Africa and Middle East	14,833	4,664

For the year ended December 31, 2003, the Corporation earned Wellsite Services revenue from one customer of $18,693 (2002: $15,359), representing slightly more than 10% of total revenues for the year.

19.	RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Corporation are prepared using accounting principles that are generally accepted in Canada. These principles differ in some material respects from those that are generally accepted in the United States. For the years ended December 31, 2003, 2002 and 2001, the principal differences that result in material measurement changes in the consolidated financial statements of the Corporation are:

(a)	Accounting for Product Development Costs

Costs of product development that are capitalized as technology and amortized under Canadian GAAP are required to be expensed in the period incurred under U.S. GAAP.

(b)	Accounting for Deferred Maintenance Costs

Costs incurred under the Corporation’s program of scheduled periodic maintenance for drilling equipment which were capitalized for Canadian GAAP are expensed in the period incurred for U.S. GAAP. The Corporation changed its method of accounting for these costs in 2003, eliminating this item as an accounting difference (note 8).

(c)	Valuation of Options and Warrants

U.S. GAAP requires that options and warrants issued for other than compensation purposes be accounted for at their fair value at the date granted. In December 1995, the Corporation granted 980,000 options and warrants in conjunction with the formation of the Casing Drilling Joint Venture. These options and warrants had a fair value at their grant date of approximately $3,675, which amount would have been added to the Corporation’s investment in and subsequent acquisition of the Casing Drilling Joint Venture and to shareholders’ equity. Subsequent to the acquisition of the Casing Drilling Joint Venture, this cost would have been attributed to the Corporation’s capitalized technology and development costs, which are expensed under U.S. GAAP (Note 19(a)).

(d)	Reduction of Capital

In November 1993, the Corporation reduced its share capital by $13,842 to eliminate its accumulated deficit. U.S. GAAP requires that the financial statements continue to reflect this accumulated deficit by restating share capital on the basis that the reduction had not occurred.

(e)	Future Taxes

Both Canadian and U.S. GAAP require future taxes to be computed using tax rates for future periods that are expected to apply. However, in determining the rates that are expected to apply, Canadian GAAP requires the use of rates that are substantively enacted, whereas U.S. GAAP permits only the use of tax rates that are enacted, at the date of preparation of the financial statements.

(f)	Repricing Stock Options

U.S. GAAP requires, as of July 1, 2000, recognition as compensation expense of increases in the market value of repriced stock options that were initially defined as non-compensatory options. Under Canadian GAAP, no compensation expense is required to be recognized for option repricings occurring prior to January 1, 2002.

(g)	Investment

Under U.S. GAAP, marketable securities held as portfolio investments for Canadian GAAP are carried on the balance sheet at market value as at the balance sheet date. U.S. GAAP requires that temporary differences between the market and carrying values of investments at reporting dates be reflected through a statement of other comprehensive income. At December 31, 2003, the Corporation would have reflected a further reduction in the carrying value of its investment of $1,350 to adjust to market value at that date through other comprehensive income under U.S. GAAP.

The effect of these differences on the reported results and financial position of the Corporation is as follows:

Consolidated Statements of Earnings	2003	2002	2001
Net earnings (loss) — Canadian GAAP	$(24,378)	$(1,136)	$35,562

Adjusted for:
Product development costs	1,097	1,039	648
Deferred maintenance costs	2,105	(2,105)	—

	3,202	(1,066)	648
Tax effect	(1,025)	352	(214)

	2,177	(714)	434
Use of expected future tax rates	—	—	2,386

	2,177	(714)	2,820

Net earnings (loss) — U.S. GAAP	$(22,201)	$(1,850)	$38,382

Net earnings (loss) per common share (basic)
Canadian GAAP	$(0.71)	$(0.03)	$1.06

U.S. GAAP	$(0.64)	$(0.05)	$1.14

Net earnings (loss) per common share (diluted)
Canadian GAAP	$(0.71)	(0.03)	$1.04

U.S. GAAP	$(0.64)	(0.05)	$1.12

Consolidated Statements of Retained Earnings	2003	2002	2001
Retained earnings, beginning of year
Canadian GAAP	$88,948	$90,084	$54,522
Adjusted for cumulative effect of prior years’ Canadian/U.S. GAAP differences	(24,811)	(24,097)	(26,917)

	64,137	65,987	27,605
Net earnings (loss) for the periods, U.S. GAAP	(22,201)	(1,850)	38,382

Retained earnings, end of period, U.S. GAAP	$41,936	$64,137	$65,987

Consolidated Balance Sheets	2003	2002	2001
Intangible and other assets
Canadian GAAP	$15,191	$16,875	$10,824
Adjusted for:
Product development costs	(8,355)	(9,454)	(10,491)
Deferred maintenance costs	—	(2,105)	—

U.S. GAAP	$6,836	$5,316	$333

Investment
Canadian GAAP	$7,830	$10,324	$10,293
Adjusted for:
Market value adjustment charged to other comprehensive income	(1,350)	—	—

U.S. GAAP	$6,480	$10,324	$10,293

Future income taxes liability
Canadian GAAP	$2,346	$8,608	$7,342
Adjusted for:
Tax effect of Canadian/U.S. GAAP	(4,450)	(5,475)	(4,437)

U.S. GAAP	$(2,104)	$3,133	$2,905

Share capital
Canadian GAAP	$155,237	$151,826	$146,983
Adjusted for:
Reduction of capital	13,842	13,842	13,842

U.S. GAAP	$169,079	$165,668	$160,825

Contributed surplus
Canadian GAAP	$1,711	$—	$—
Adjusted for:
Valuation of options and warrants	3,660	3,660	3,660
Compensation expense for repriced options	315	315	315

U.S. GAAP	$5,686	$3,975	$3,975

Other comprehensive income
Canadian GAAP	$—	$—	$—
Adjusted for:
Decline in fair value of investment	1,350	—	—

U.S. GAAP	$1,350	$3,975	$3,975

In addition to these measurement differences, U.S. GAAP would require the Corporation to record $14,308 of the charges included in restructuring charges and other exceptional items for the year ended December 31, 2003 in cost of sales.